                                     [LOGO]

                                                               November 24, 1998

Mr. Roger Grass
Golden Cycle, LLC
One Wynnewood Road, Suite 100
Wynnewood, Pennsylvania 19096

Dear Mr. Grass:

    The Board of Directors of the Company has considered your proposal as outlined in your letter dated November 18, 1998 and, for the reasons discussed in the attached letter to stockholders, has determined to reject it and reaffirm our recommendation of the pending offer by an affiliate of Stonington Partners, Inc.

    Any further information you care to provide which addresses our concerns will of course be considered by the Board in good faith and consistent with the Board's fiduciary duties and contractual obligations.

                                           Very truly yours,

                                           /s/ Joseph F. Keenan
                                           Joseph F. Keenan
                                           CHAIRMAN OF THE BOARD